UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              Silicon Gaming, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    827054107
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA  02482-7910
                                  781-283-8500
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                November 3, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 2 OF 9 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,066,460
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,066,460
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,066,460
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 3 OF 9 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,066,460
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,066,460
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,066,460
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 4 OF 9 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,066,460
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,066,460
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,066,460
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 5 OF 9 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") should be read in conjunction with the Schedule 13D dated May 7, 1998 ("Schedule 13D"), Amendment No. 1 dated June 11, 1998 ("Amendment No. 1") and Amendment No. 2 dated July 8, 1998 ("Amendment No. 2") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 3 amends the Schedule 13D, Amendment No. 1 and Amendment No. 2 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment No. 1 and Amendment No. 2.

     This filing of Amendment is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to shares of the common stock, $.001 par value (the "Shares") of Silicon Gaming, Inc. (the "Company"). The principal executive offices of the Company are located at 2800 West Bayshore Road, Palo Alto, CA 94303.

ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Item 3 is deleted in its entirety and amended as follows:

     The Funds which own or owned Shares purchased in the aggregate 441,460 Shares for cash in the amount of $3,842,631.57 including brokerage commissions. All 441,460 Shares owned by B III Capital Partners, L.P. were purchased for cash.

     On July 8, 1998, in connection with its purchase of private Senior Notes from the Company in a private place, B III Capital Partners, L.P. acquired for cash warrants to purchase 250,000 Shares. The amount of $1,020,000 was allocated to the purchase of such Warrants. Each Warrant is exercisable to purchase one share of Common Stock of the Company at an exercise price of $8.00 in cash per share, subject to adjustment and subject to reset at lower of $8.00 or 120% of the closing price on July 15, 1999. Each Warrant is currently exercisable to purchase one share of Common Stock of the Company and may be exercised at any time on or prior to July 8, 2003.

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 6 OF 9 PAGES

     On September 30, 1997, in connection with its purchase of private Senior Notes from the Company in a private placement, B III Capital Partners, L.P. acquired for cash warrants to purchase 375,000 Shares. The amount of $3,082,500.00 was allocated to the purchase of such Warrants. Each Warrant is currently exercisable to purchase one share of Common Stock of the Company at an exercise price of $8.00 per Share, subject to adjustment and subject to reset on July 15, 1999 to the lower of $8.00 per Share or 120% of the closing price. The exercise price was reset pursuant to an amendment to the Securities Purchase Agreement dated September 30, 1997. The Warrants are exercisable at any time on or prior to September 30, 2002.

     Shares purchased and/or sold by the Funds since September 4, 1998 are set forth on the attached Schedule B.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Paragraph (a) in Item 5 is deleted in its entirety and amended as follows:

     (a) B III Capital Partners, L.P. beneficially owns, and DDJ Capital III, LLC and DDJ beneficially own as general partner and investment manager, respectively, of B III Capital Partners, L.P. 1,066,460 Shares (assuming exercise of the warrants to purchase 625,000 shares of common stock, see Item
3), or approximately 7.5% of the outstanding Shares of the Company. Accordingly, DDJ, as investment manager to the Funds may be deemed to beneficially own 1,066,460 Shares, or approximately 7.5% of the outstanding Shares of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

          Not Applicable.

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 7 OF 9 PAGES


                                   Signature:
                                    ========

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/  Wendy Schnipper Clayton
     -----------------------------------------
     Wendy Schnipper Clayton
     Attorney-in-Fact *

*Limited Power of Attorney filed with the SEC on July 15, 1998.

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 8 OF 9 PAGES


                                   SCHEDULE A
                                   ===========

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02181, except that the principal address of Kepler Overseas Corp., Mr. Austin and Mr. Hunter is set forth in Item
2. Mr. Breazzano and Ms. Mencher are U. S. citizens. Mr. Austin and Mr. Hunter are Cayman Islands citizens.


NAME                  PRINCIPAL OCCUPATION OR EMPLOYMENT
=====                 =======================================

David J. Breazzano    Principal of DDJ Capital Management, LLC, DDJ Galileo,
                      LLC and DDJ Copernicus, LLC

Judy K. Mencher       Principal of DDJ Capital Management, LLC, DDJ Galileo,
                      LLC, DDJ Copernicus, LLC, Vice President of DDJ Overseas
                      Corporation and Director of Kepler Overseas Corp.

Michael Austin        Director of DDJ Overseas Corporation, Director of Kepler
                      Overseas Corp.; Corporate Director

Dennis Hunter         Director of Kepler Overseas Corporation; Managing
                      Director of Queensgate Bank

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 9 OF 9 PAGES


                                   SCHEDULE B

Silicon Gaming, Inc.

     Set forth below is an itemization of all purchases and sales of Shares of Common Stock since September 4, 1998. The transactions were made for cash in open market transactions.


              TYPE:
             PURCHASE                      AGGREGATE
DATE         OR SALE         SHARES          PRICE
=========================================================

9/29/98      SALE           (16,000)       $72,205.57
10/7/98      SALE           (11,000)       $33,218.87
10/13/98     SALE            (6,000)       $15,781.95
10/16/98     SALE           (40,000)      $117,888.03
10/19/98     SALE           (15,000)       $44,074.00
10/21/98     SALE            (5,000)       $14,537.00
10/22/98     SALE           (69,500)      $185,003.56
10/26/98     SALE            (5,000)       $14,224.51
10/28/98     SALE            (9,500)       $23,745.39
10/29/98     SALE           (13,900)       $33,763.34
10/30/98     SALE           (21,000)       $51,492.36
11/2/98      SALE           (11,000)       $26,156.61
11/3/98      SALE           (59,730)      $141,895.23
11/4/98      SALE           (39,000)       $98,639.37
11/5/98      SALE           (20,000)       $56,448.57
11/6/98      SALE           (13,040)       $30,968.96